PRESS RELEASE

Globex Mining Enterprises Inc.

Ref.: File No. 82-4025

"At Home in North America"

GLOBEX

16,470,950 shares issued and outstanding

February 14, 2007

7.85 g/t GOLD OVER 10 METRES ON GLOBEX'S NORDEAU PROPERTY

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - U.S. Pink Sheets)** is pleased to inform shareholders of drill results reported by Plato Gold Corp. (PGC - TSX-V) on Globex's Nordeau West gold claims in Vauquelin Township, Quebec.

Plato has reported to Globex that hole number PG-06-07 has intersected a **10 metre core length grading 7.85 g/t Au (32.8 feet grading 0.23 oz/T Au).** This hole in addition to other holes provides further confirmation for the model of a steeply plunging higher grade mineralized shoot within the West Nordeau Gold Zone.

Plato reports that four en echelon gold zones have been indicated on the Nordeau West claims suggesting the main zone has a strike length of 400 metres and a down dip extension of at least 750 metres and is open both along strike and to depth.

Plato have completed 20 holes on three different areas of the Nordeau Property and are presently drilling hole 21, 120 metres above hole PG-06-07.

For further details, please consult Plato Gold's press release of today's date.

For details of the Globex-Plato option agreement consult Globex's press release dated May 24, 2006

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

PRESS RELEASE

Globex Mining Enterprises Inc.

Ref.: File No. 82-4025

"At Home in North America"

GLOBEX

16,470,950 shares issued and outstanding

RECEIVED
2007 FEB 21 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 30, 2007

ORE DEFINITION, STRIPPING AND DRILLING AT LYNDHURST COPPER-SILICA ZONE

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - U.S. Pink Sheets)** is pleased to inform shareholders that it has signed an agreement with privately owned Agrégat R-N Inc., whereby Agrégat can earn a 50% working interest in the #1 copper-silica zone at Globex's Lyndhurst Mine property, located 35 km north of Rouyn-Noranda, Quebec.

Under the agreement, Globex will provide technical expertise while Agrégat will provide manpower, earth moving equipment and drills as well as pay all expenses related to the stripping, delineation and analysis of the #1 Zone.

The #1 Zone is a copper-silica zone located east of the Lyndhurst Mine which was trenched and drilled in the 1950's. In October 2004, the zone was intersected in Globex hole L04-2 which assayed **1.36% Cu, 26.5 g/t Ag and 74.6% SiO_2 (silica) over a core length of 7.38 m.** This mineralized section is part of larger core length which assayed **0.83% Cu and 76.8% SiO_2 over 17.17 m.**

The initial program will consist of removing overburden from much of the mineralized area and then following up with a grid of percussion drill holes to a depth of 10.5 m. Rock chips from the drilling will be analyzed in order to determine if sufficient grade and tonnage exist to allow open pit mining of the zone. If the results are positive, a bulk sampling program will be permitted with profits from the operation being divided 50-50 between Globex and Agrégat with Agrégat charging the project mining and transport at cost.

If the first phases of work indicate economic profitability, additional ore delineation will be undertaken and an application to mine at the site will be submitted.

Globex retains 100% interest in the remainder of the property which covers 1,994 hectares and includes the historic Lyndhurst Mine and more recent deep Moses copper-zinc discovery to the west.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Québec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

END